Five Oaks Investment Corp. c/o Oak Circle Capital Partners LLC 540 Madison Ave 19th Floor New York, NY 10022 Tel: 212 257 5070

January 11, 2016

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, D.C. 20549

Re:	Five Oaks Investment Corp.

Form 10-K for the fiscal year ended December 31, 2014, filed March 16, 2015

Form 10-Q for the quarterly period ended September 30, 2015, filed November 9, 2015

File No. 1-35845

Dear Ms. Monick,

This letter is submitted by Five Oaks Investment Corp. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the year ended December 31, 2014, filed March 16, 2015 and Form 10-Q for the quarter ended September 30, 2015, filed November 9, 2015 (File No. 1-35845).

The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2014

General

1.	We note that you have indicated on the cover page that you are an accelerated filer and that your filing only includes two years of selected financial data and statements of operations, comprehensive income, stockholders' equity and cash flows. Please explain to us how you complied with the requirements in accordance with Items 301(a) and 303(A)(3)(iv) of Regulation S-K and the financial statement requirements in accordance with Rules 3-02 and 3-04 of Regulation S-X.

1

RESPONSE: With regard to S-K 301(a), the Company going forward will include a column for 2012 in the Selected Financial Data table, to include data for the life of the registrant, which is presently less than the required five fiscal years of information. With respect to S-K 303(A)(3)(iv), the Company will going forward also add disclosure, to the extent that such remains apposite, that given the financial nature of substantially all the Company’s assets and liabilities, and the very low level of inflation, management does not believe inflation has had a material impact on the Company’s results of operations.

With regard to S-X Rules 3-02 and 3-04, the Company acknowledges that 2012 was inadvertently excluded from the 2014 10-K, and will file a Form 10-K/A for the fiscal year ended December 31, 2014 to provide three years of statements of operations, stockholders’ equity and cash flows (including the short fiscal year 2012), and an audit report that opines on all periods reported. Nonetheless, the Company notes that this information was included both in the Company’s 2013 10-K, filed on March 12, 2014, as well as its S-11. The Company also highlights that from the perspective of investors, the 2012 information is materially limited in comparability with subsequent periods because from the commencement of the Company’s operations on May 16, 2012 until its IPO in March 2013, it had only a limited scale of operations. For example, total assets at 12.31.12 totaled $97.1 million, compared with $528.1 million at 12.31.13, and $2,922.2 million at 12.31.14. Net interest income for the short fiscal year 2012 was $1.4 million, compared with $14.2 million for the 2013 fiscal year and $18.0 million for the 2014 fiscal year. The Company also intends to address the S-K 301(a) and S-K 303(A)(3)(iv) issues earlier noted when filing the Form 10-K/A referenced above.

2.	Please tell us how you complied with Rule 12-29 of Regulation S-X, or tell us how you determined it was unnecessary to provide Schedule IV for your investments in mortgage loans on real estate.

RESPONSE: While going forward the Company will add additional disclosure consistent with Schedule IV, with ranges appropriate to the homogeneous nature (as explained below) of the loan portfolio, the Company observes that as at December 31, 2014, all of the Company’s investments in residential mortgage loans represented newly originated prime jumbo mortgage loans held for sale either to third parties or to securitization trusts, all of which were less than 3% of the portfolio balance. Substantially all of these loans were subsequently sold into OAKS Mortgage Trust 2015-1. Accordingly, the mortgage loans represented assets aggregated for the explicit purpose within a short time frame of being sold into a securitization, rather than representing assets acquired for purposes of long term investment. The Company has elected the fair value option in respect of residential mortgage loans, and as such, changes in the market value of the loans are reflected in the Company’s consolidated statement of operations. Due to the homogeneous nature of the loans (all first mortgages with balances over $417,000, fully performing, narrow coupon range etc.), aggregate information on these loans is disclosed in the Company’s presentation of its asset portfolio, as well as in Note 5 to the Financial Statements (page 28).

2

Capital Allocation, page 78

3.	We note that you present allocated capital by investment type, which appears to be a non-GAAP presentation. Please explain to us how your disclosure provides all of the information required by Item 10(e) of Regulation S-K. Specifically, management should disclose the reasons they believe the non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure.

RESPONSE: Management believes that a presentation of the aggregate allocation of capital (i.e., stockholders’ equity) by asset category is useful to investors because it assists in understanding the extent to which each such category is supported by financing, hedging, restricted cash for margin requirements, and other related assets or liabilities. This allows investors to better understand holistically the capital necessary to support each income earning asset category, and thus the Company’s ability to generate operating earnings with which to meet the Company’s obligations and ultimately pay dividends to investors. By its nature, capital allocation is a non-GAAP measure, and thus a presentation of or reconciliation with the most directly comparable GAAP measure is challenging. However, the Company notes that the presentation of the Company’s investment portfolio commencing on page 70 of the 10-K provides both GAAP and non-GAAP portfolio information, together with a reconciliation thereof. The non-GAAP market values for each asset category in the capital allocation table are taken from the previously presented non-GAAP investment portfolio numbers, as adjusted in accordance with the footnotes to the table. The Company going forward will make this clearer by explicitly noting that the asset balances are derived from the previously presented non-GAAP balances, as well as highlighting the reasons why this information is deemed useful, and to repeat the statement made, for example on page 74, that for purposes of evaluating and managing its investment portfolio, management focuses principally on non-GAAP measures.

Contractual Obligations and Commitments, page 87

4.	Please tell us how you determined it was unnecessary to present one contractual obligations table for all of your repurchase agreements. Further, tell us how you determined it was not necessary to include your multi-family securitization debt obligations, residential securitized debt obligations, and related interest expense within your contractual obligations table. Within your response, please refer to Item 303 of Regulation S-K.

RESPONSE: The Company made a determination at the time it first commenced purchasing loans to separate the repurchase agreements in respect of securities and those in respect of loans given the anticipated long-term investment strategy applicable to securities, as opposed to the short-term timeline applicable to residential mortgage loans purchased with an expectation of sale to securitization trusts. This is also consistent with the presentation on page 57. However, in light of an expectation that residential loans may be held both for sale and for investment, the Company going forward will combine the repurchase agreement obligations into a single table.

3

With regard to multi-family securitization debt obligations, residential securitized debt obligations, and related interest expense, the Company discloses in a number of places, including pages 2, 67, 86, F-13 and F-27, that the obligations of each related trust do not have any recourse to the Company as the consolidator of the trusts, and are solely reliant upon the assets of each trust for their repayment. The Company going forward will repeat this disclosure immediately after the contractual obligations table.

Item 9A. Controls and Procedures

Management’s Annual Report on Internal Control Over Financial Reporting, page 98

5.	We note that management assessed its internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Integrated Framework. Please tell us and revise future filings to disclose whether you applied the 1992 or 2013 COSO framework in your assessment. Reference is made to Item 308(a)(2) of Regulation S-K.

RESPONSE: The Company confirms, and the Company’s future filings will reflect, that the Company applied the 2013 COSO framework in its assessment.

Consolidated Statements of Comprehensive Income (Loss), page F-5

6.	We note that columns for years ended December 31, 2014 and 2013 are labeled as unaudited. Please clarify for us if the consolidated statements of comprehensive income included are audited by an independent registered public accounting firm.

RESPONSE: The Company confirms that the columns are inaccurately labeled as unaudited, and are indeed audited by Grant Thornton, as indicated in Grant Thornton’s report on page F-2. This item will be corrected when filing the Form 10-K/A referenced in the Company’s response to comment 1.

Form 10-Q for the quarterly period ended September 30, 2015

Note 12 – MSRs, page 40

7.	We note you have determined that you are not the primary beneficiary of OAKS Mortgage Trust 2015-1. Please tell us how you made that determination. Within your response, please reference the authoritative accounting literature management relied upon.

RESPONSE: Because the Company affirmatively structures its securitization trust so that it does not exercise the power to direct the activities, as further discussed below, that most significantly impact the VIE’s economic performance, the Company is not the primary beneficiary of the Oaks Mortgage Trust Series 2015-1, and accordingly should not consolidate the assets and liabilities of the Trust. The Company’s analysis incorporates the considerations applicable to Consolidation (Topic 810). The Company’s determination involves complex and subjective analysis resulting from the various legal and structural aspects of the transaction. Management’s analysis has focused in particular on ASC 810-10-25-38C and 25-38D, along with ASC 810-10-25-38G and ASC 810-10-15-13A and 15-13B.

4

Upon closing of the OAKS Mortgage Trust 2015-1 transaction on April 30, 2015, the Company purchased 100% of each of the subordinate certificates (Classes B1-B6). The Company has determined that the trust is a variable interest entity (VIE), and determined that the activities that most significantly impact the VIE's economic performance are those that relate to the servicing of the mortgage loans, particularly in regards to delinquent loans, because these have the most direct impact on credit losses in the loan pool. The primary servicing of all the mortgage loans in the transaction, and direct contact with all mortgagors, (including collection and foreclosure activity) is undertaken by the primary servicers. Each such servicer must be fully licensed to service mortgage loans under all federal, state and local laws and regulations, including those of the CFPB and the OCC, as well as being approved by the relevant rating agencies on the transaction. Five Oaks Acquisition Corp. (“FOAC”) as Sponsor and Servicing Administrator, is not licensed or authorized to, and does not, directly service any mortgage loans.

The parties that have the power to direct the servicing activities are the respective servicers, but the Company notes that the most important subset of these powers as they relate to loss mitigation (modifications, foreclosures and REO dispositions) are subject to the consent of Wells Fargo Bank as the Master Servicer as the Consenting Holder (so long as the Company owns any of the most subordinate class of certificates). The Company also notes, pursuant to Section 9.02 of the Pooling and Servicing Agreement, that in the event the Master Servicer shall for any reason no longer be able to fulfill this role, Wilmington Fund Savings Society D/B/A Christiana Trust as Trustee will assume all of the Master Servicer’s rights and obligations. Accordingly, neither FOAC nor the Company has the right to replace the Master Servicer.

Thank you for your assistance regarding this matter. Please contact the undersigned at (212) 257 5073.

Sincerely,

/s/ David Oston

David Oston

Chief Financial Officer

5